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        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
       WASHINGTON, D.C. 20549                            OMB APPROVAL
                                                     ---------------------------
            FORM N-17f-2                             OMB Number:       3235-0360
                                                     Expires:      July 31, 1994
Certificate of Accounting of Securities and Similar  Estimated average burden
        Investments in the Custody of                hours per response.....0.05
       Management Investment Companies               ---------------------------

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                          Date examination completed:
811-04782                                                                                       October 31, 2002
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2. State identification Number: N/A
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
AL                   AK                    AZ                   AR                   CA                   CO
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
CT                   DE                    DC                   FL                   GA                   HI
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
ID                   IL                    IN                   IA                   KS                   KY
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
LA                   ME                    MD                   MA                   MI                   MN
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
MS                   MO                    MT                   NE                   NV                   NH
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
NJ                   NM                    NY                   NC                   ND                   OH
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
OK                   OR                    PA                   RI                   SC                   SD
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
TN                   TX                    UT                   VT                   VA                   WA
-------------------- --------------------- -------------------- -------------------- -------------------- -------------------
WV                   WI                    WY                   PUERTO RICO
-------------------- --------------------- -------------------- -------------------------------------------------------------
Other (specify):
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3. Exact name of investment company as specified in registration statement:

HSBC Investor Funds and HSBC Portfolio Trust
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.



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                       HSBC Investor Funds and Portfolios
                                3435 Stelzer Road
                              Columbus, Ohio 43219


December 16, 2002


    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of the HSBC Investor Funds and Portfolios - Limited Maturity Portfolio, Fixed Income Portfolio, Small Cap Equity Portfolio, N.Y. Tax-Free Bond Fund, Balanced Fund, Equity Fund, Growth and Income Fund, Mid-Cap Fund, Money Market Fund, U.S. Government Money Market Fund, N.Y. Tax-Free Money Market Fund, U.S. Treasury Money Market Fund, and California Tax-Free Money Market Fund, (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of October 31, 2002, and from June 30, 2002 through October 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002, and from June 30, 2002 through October 31, 2002, with respect to securities reflected in the investment accounts of the Funds.


HSBC Investor Funds and Portfolios

By:




Nadeem Yousaf
Treasurer



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                          Independent Auditors' Report

To the Board of Trustees of
HSBC Investor Funds and Portfolios:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that HSBC Investor Funds and Portfolios (individually, the Limited Maturity Portfolio, Fixed Income Portfolio, Small Cap Equity Portfolio, N.Y. Tax-Free Bond Fund, Balanced Fund, Equity Fund, Growth and Income Fund, Mid-Cap Fund, Money Market Fund, U.S. Government Money Market Fund, N.Y. Tax-Free Money Market Fund, U.S. Treasury Money Market Fund, and California Tax-Free Money Market Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of October 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, and with respect to agreement of security purchases and sales, for the period from June 30, 2002 (the date of our last examination) through October 31, 2002:

     1. Confirmation of all securities held as of October 31, 2002 by institutions in book entry form by the Federal Reserve Bank and Depository Trust Corporation;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of October 31, 2002 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and HSBC Bank USA (HSBC);

     4. Confirmation of all repurchase agreements as of October 31, 2002 with brokers/banks and agreement of underlying collateral with HSBC's records; and

     5. Agreement of selected security purchases and sales since June 30, 2002, from the books and records of the Funds to trade tickets or broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.



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                                       2

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 and for the period from June 30, 2002 through October 31, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds, the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




KPMG LLP
Columbus, Ohio
December 16, 2002